Exhibit 99.1

Theratechnologies Provides Update on Sale Process

Montreal, Canada – April 15, 2025 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a commercial-stage biopharmaceutical company, today announced that following careful consideration of the current circumstances, including the publicly announced proposal from Future Pak, the Board of Directors of the Company (the “Board”) has decided to further evaluate the potential sale of the Company through an open and non-exclusive process. In connection with this determination, the Board has authorized the special committee, consisting of independent and disinterested directors (the “Special Committee”), to oversee the process and make a recommendation to the full Board. To support this process, in addition to Barclays as financial advisor and Fasken as legal advisor, the Special Committee has also engaged Raymond James as independent financial advisor and Norton Rose Fulbright as independent legal advisor.

There is no assurance that discussions with Future Pak or any other interested party will result in a transaction. The Company would like to reassure its clients, employees and partners that while these discussions may be ongoing, operations continue in the normal course.

The Company does not intend to provide further updates or comments with respect to the foregoing, other than as required pursuant to applicable securities laws.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on LinkedIn and X.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to: the unsolicited proposal received by the Company from Future Pak for the acquisition of the Company; the review and evaluation by the Special Committee of proposals received by the Company from potential acquirors; the process relating to such review and any potential outcomes thereof; and other statements that are not historical facts. Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the Forward-Looking Statements. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond

Theratechnologies’ control, that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to: the possibility that the Company, its Board, its Special Committee and a potential acquiror cannot come to an agreement on the terms and conditions of such potential acquiror’s proposal or will not proceed with giving shareholders an opportunity to accept or vote in favour of such proposal; if a definitive agreement is reached, the failure to obtain or satisfy, in a timely manner or otherwise, required shareholder, court and regulatory approvals and other conditions of closing necessary to complete the transaction; the possibility that the Special Committee’s review does not result in a transaction; credit, market, currency, operational, commodity, geopolitical, liquidity and funding risks generally, including changes in economic conditions, interest rates or tax rates; the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of a transaction; other risks inherent to the Company’s business and/or factors beyond its control which could have a material adverse effect on the Company or its ability to consummate a transaction to effect a potential acquiror’s proposal. The Company refers current and potential investors to the “Risk Factors” section of the Company’s Annual Information Form filed on Form 20-F dated February 26, 2025 available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov under Theratechnologies’ public filings for the risks associated with the business. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

Contacts:

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

514-336-7800